Exhibit 17.1

RESIGNATION

Due to the change of control of Bear Lake Recreation, Inc., a Nevada corporation (the “Company”), resulting from the sale of the controlling interest in the Company, the undersigned hereby resigns as an officer and a director of the Company effective as of the 26th day of April, 2017.

Dated: April 26, 2017	/s/ Wayne R. Bassham
Wayne R. Bassham